Press Release	Source: Gamma Pharmaceuticals Inc.

Gamma Pharmaceuticals Inc. Expands Distribution of Branded Products into 12 States with Leading Midwest Distributor

Friday June 13, 8:30 am ET

Company Expects to Recognize Revenue in 2008 Second Quarter

LAS VEGAS--(BUSINESS WIRE)--Gamma Pharmaceuticals Inc. (OTCBB:GMPM - News) announced today that its Brilliant Choice® and Savvy® brands have been selected for distribution by DPI Midwest (“DPI”), a leading distributor of nutritional products. Gamma has been advised that DPI will distribute Gamma’s products to its network of more than 3,000 retail outlets in 12 states. DPI will initiate distribution of the products during the last week of June. The Company expects to recognize revenue beginning in its second quarter ending June 30, 2008.

DPI’s distribution coverage includes Whole Foods Midwest Division, Supervalu’s Jewel Chain, Safeway’s Dominick’s chain, Marsh Foods, and two Kroger KMA Divisions. In addition, DPI Midwest services hotels, health clubs, corporate dining facilities and other major accounts. “We are pleased that DPI has invited Gamma to participate in a meeting with at least 600 of their retail chain and large independent accounts,” said Peter Cunningham, Gamma’s Chief Executive Officer. “During these meetings Gamma will exhibit all 36 SKUs now available, negotiate sales orders and negotiate in-store promotions for the consumer as well as allowances and performance incentives for the retailers.” Mr. Cunningham continued, “Gamma is the newest franchise in the major leagues of Packaged Goods and Consumer Healthcare, and we are pleased to have DPI Midwest on our Roster.”

Gamma Pharmaceuticals Inc. is a marketing and product formulation company focused on developing, marketing, and selling innovative product lines of nutritional supplements, personal care products and OTC pharmaceutical products in Greater China (China, Hong Kong & Taiwan) and the United States. Gamma’s product formulations, based on its proprietary “Gel Delivery Technology” (Gel Delivery Technology Gamma®) are marketed and sold in categories growing at 60% per year and generally described as “wellness products.” Gamma offers consumers one of the industry’s only full suite of gel product forms, including solid gels, liquid gels, crystal gels and gel strips. Gamma’s leading position in gel technologies enables the Company to profit from consumer preferences which are moving away from pills and capsules and towards new and more effective gel product forms. Gamma presents consumers with a choice that offers a more pleasant experience with convenient, great tasting and fast acting product forms.

Gamma master brands include: Brilliant Choice™, Savvy Choice™ Vitamins, Nutritional Supplements and Immune Boosters; iceDROP® Instant Hand Sanitizer™ (Beijing); Jugular® Energy – “Go for the Jugular®” is Gamma’s master brand for the youth market. Gamma has developed and is refining formulations for Diabetes Type II/Pre-Diabetes, Stress Reduction, Cognition, Well being, Menopause Symptoms, and Personal Care Products. Gamma also develops and manufactures house brands for major retailers. At this time Gamma is holding licenses for 9 SKUs in China.

Gamma targets consumers in the fast growing Greater China and U.S. wellness and healthcare markets (LOHAS) and the youth energy products market with Gel products. Primary channels are retail pharmacies, supermarkets, club stores and other big box outlets, as well as the U.S. Military. Secondary channels are Internet and direct selling. Gamma uses third party distributors or sells direct to retail.

Forward-Looking Statements: This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, and actual circumstances, events or results may differ materially from those projected in such forward-looking statements. The Company cautions readers not to place undue reliance on any forward-looking statements. The Company does not undertake, and specifically disclaims any obligation, to update or revise such statements to reflect new circumstances or unanticipated events as they occur.

Contact:
Gamma Pharmaceuticals Inc.
Peter Cunningham or Joe Cunningham, 702-989-5262

Source: Gamma Pharmaceuticals Inc.